

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re: Unique Underwriters, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 14, 2011**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have performed a further review of your registration statement and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amended registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements as required by Item 8-08 of Regulation S-X. Your Management's Discussion and Analysis should also be revised accordingly.

2. Although Amendment No. 5 to your registration statement was filed on July 14, 2011, you disclose on your cover page that the prospectus is dated June 16, 2011. Please update this disclose and all other disclosure in your registration statement so that it is current as of the date of filing or as required under the regulations promulgated under the Securities Act of 1933.

3. You disclose that you are "in the process of completing the Form 211 application with Spartan Securities Group, LTD 100 2nd Avenue South, 300N St Petersburg, Florida 33701. We expect to file our Form 211 application with FINRA in June, 2011." Please

update this disclosure on your cover page and pages 3 and 17 to consistently disclose whether you have filed this application.

4. Please revise your disclosure throughout your registration statement to use a consistent font size that is legible throughout the registration statement. As one example, your use of a small font for the address of Spartan Securities Group and when you expect to file your Form 211 application on page 3 is not appropriate.

Prospectus Summary

Summary Information about Unique Underwriters, Inc., page 5

5. Please be more specific in your description of your company's operations. In particular, based on your website and other public information about your company, you should disclose that you are currently principally engaged in the recruitment of independent agents who will sell term, universal life, and whole life insurance policies, as well as final expense insurance policies and annuities, none of which are originated by you and none of which are sold directly by you. This comment is applicable both here and in your Description of Business beginning on page 21.

6. Please describe here and in your Description of Business the complete nature of your relationship with your independent agents, including the methods by which you recruit them, the agreements you enter into upon recruitment, the training you provide, your oversight of them, the average amount you charge them to purchase leads from you and the fact that over 36% of your revenues are generated through the sale of such leads. If your agents pay you any additional fees other than through the purchase of leads, please disclose this as well.

7. Since leads account for 36% of your revenues, please disclose how you obtain the leads. If you acquire the leads through a single source, please disclose the name of the source and describe your relationship with this party.

8. In addition to having done so in your Description of Business, you should also disclose here how your commission structure operates, i.e. that your agents sell policies originated by outside carriers and that, through the agency agreements you have entered into with these carriers, both the agent and you earn a commission on each sale, that the average commission split between you and your agents is currently 50/50, and that your outside carriers have agreed to compensate you for any difference between the commission paid to an agent and the original commission paid to you.

9. Please disclose both here and in your Description of Business the approximate turnover in agents you have experienced since you initiated operations and, in your opinion, the reasons for such turnover.

10. Please disclose both here and in your Description of Business the means by which you generate the leads you sell to your independent agents, and the average age of these leads.

Description of Oral Agreements, page 6

11. We note that you have included identical descriptions of your oral agreements on pages 6-7 and page 16. This detailed disclosure is not appropriate for your Prospectus Summary. Accordingly, please revise your Prospectus Summary to remove the descriptions of your oral agreements on page 6 and the table on page 7.

Risk Factors

General

12. Please include a risk factor that discusses the nature of your operations, i.e. the fact that you rely completely on your recruitment of independent agents both to market the insurance products you have contracted with third-party carriers to sell, and to purchase leads from you. In this risk factor you should state the percentages of revenue earned by both the sale of insurance products through your agents and by their purchases of your leads, while noting that a significant decrease in either revenue stream would result in a material adverse effect.

"We have incurred losses from operations and limited cash, which raise substantial doubt as to whether we can continue as a going concern," page 10

13. Please include in this risk factor your total losses through the fiscal year ended June 30, 2011, and your belief, if still applicable, that you do not currently have sufficient cash on hand to meet your working capital requirements for the next twelve months.

"Our principal stockholder controls our business affairs, so you will have little or no participation in our business affairs," page 12

14. Please remove the first paragraph under the header and, in the remaining paragraph, note that together your Chief Executive Officer and Chief Operating Officer own over 86% of your outstanding common stock.

"Our stock is a penny stock…" page 13

15. You disclose that your management is aware of the abuses that have occurred historically in the penny stock market. We note that Unique Underwriters is included as part of KCM Holding Corporation's portfolio at http://kcmholdings.wordpress.com/portfolio/. We also note that on June 30, 2011, the Securities and Exchange Commission charged KCM Holding Corporation and Donald Klein, among others, with securities fraud for their roles in various schemes to manipulate the volume and price of microcap stocks and

illegally generate stock sales. The complaint alleges that the schemes featured illicit kickbacks, a bribe to a purported corrupt broker, and the creation of a website to deliver e-mail blasts to potential investors. In a new risk factor, please expand your disclosure to describe your relationship and your executive officers' relationship with KCM Holding and Donald Klein. Please also disclose the SEC complaint against KCM Holding Corporation and Donald Klein concerning securities fraud.

Selling Security Holders

Description of Oral Agreements, page 16

16. Please state for each recipient of common shares the criteria by which you determined the actual amount of common shares to award them and the aggregate value of each issuance.

17. Please describe with specificity the services Mr. and Mrs. Potter provided to you with respect to your incorporation.

18. We note that Ms. Copeland's description of duties is rendered in the first person, indicating that this disclosure was copied from an outside source and not prepared for your registration statement. As this is not appropriate, please modify this disclosure accordingly.

Plan of Distribution, page 17

19. Please revise the bullet point list following "The selling shareholders may sell the shares from time to time:" to list the third bullet point regarding the $0.15 share price as the first bullet point in this list.

Description of Securities to be Registered, page 19

20. You disclose the number of shares of common stock that are issued and outstanding as of May 19th, 2011. Please update this disclose.

Description of Business, page 21

21. As noted in comments included in earlier letters, much of your disclosure in this section resembles literature sent to prospective agents for the purpose of recruiting them. In particular, in paragraphs where you tout your flexible working hours, your "boot camp" training program, and the quality of your leads, you are conveying information that is not truly material to individuals who might be interested in purchasing your common stock from your selling shareholders. We strongly suggest that you review this discussion in its entirety for the purpose of removing any extraneous or inappropriate language and that you confine your disclosure to the information required by Item 101(h) of Regulation S-

K or requested by us in our comments. In this regard, please revise the following subsections:

- The Business Model
- 1.1 Mission
- 1.3 Keys to Success
- 2.2 Company History
- Past Performance of Principals
- 3.2 Competitive Conditions
- 3.4 Fulfillment
- 3.5 Future Services
- 5.2.1 Competitive Strategy Summary

22. Please revise your disclosure to remove the numbers that precede the subsection headings as they do not appear to provide any meaning, organization or structure to your filing and appear to be copied from another document.

The Business Model, page 22

23. We note your statement that your agents are permitted to recruit others to work for them. Please explain this in greater detail, particularly with respect to the commission structure that would result and your oversight, or lack thereof, over any such sub-agents. Please also state the extent to which you are aware of your agents having exercised this option and recruiting others to market the insurance products of your partners, and the approximate amount of revenue you believe has been generated through these relationships. Please include the revenue figure in the Results of Operations section of your Management's Discussion and Analysis.

2.1 Company Ownership, page 24

24. You disclose that you will become a publicly traded entity. Please revise to disclose that when the registration statement becomes effective you will be a registrant and subject to the reporting requirements of the Securities Exchange Act of 1934. Please note that you will not be a publicly traded entity until your stock is traded on an exchange.

Services, page 25

25. Given your limited operating history, please provide a basis for your belief that you have established an excellent reputation in your industry, or otherwise remove this statement from your disclosure.

26. Please expand the tabular disclosure on this page by including the approximate date (i.e. month and year) when you initiated each of these relationships.

5.2 Marketing Strategy, page 27

27. Please expand your disclosure to describe your current marketing strategy, rather than include a list of generic goals for the company. For example, it appears that you are seeking to market to agents to join your company and your business is dependent on the recruitment of new agents. It appears that you market via your company website, youtube.com and Facebook.com. If true, please disclose this information and any other methods by which you are conducting your marketing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

28. We note the statement that the Prospectus includes "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. As you are not currently a U.S. reporting company, you are not eligible for the safe harbor and should not reference the Private Securities Litigation Reform Act of 1995. Please revise to remove your reference to the Act.

Management, page 53

29. Please remove all extraneous information from the biographical descriptions of your executive officers and provide all disclosure required by Item 401(e) of Regulation S-K. For example, for Mr. Wolfe, it is not appropriate to include information regarding his "prestigious boarding school in Connecticut," his "keen mind for marketing," his marriage or son. In addition, please delete the statistics included in the second paragraph of Mr. Wolfe's biography and that you are a "premier marketing company" or provide us with your basis for each of the statements. Please similarly revise your disclosure in Mr. Simpson's biography.

30. Please expand your disclosure for Messrs. Wolfe and Simpson to disclose the attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

31. Please describe the circumstances of your Chief Executive Officer's departure from Equita Mortgage Group together with the reasons he and your Chief Operating Officer decided to form Unique Underwriters, Inc.

32. Please describe each of the companies the Simpson Group was affiliated with prior to the formation of Unique Underwriters, Inc, and verify whether or not this group has now disbanded in light of your Chief Operating Officer's full-time employment with you.

33. It appears from your Description of Oral Agreements that there are several individuals who could be considered executive officers in addition to your Chief Executive Officer and Chief Operating Officer, including your Senior Vice President, your Vice President

of Training, your Lead Manager, and your Director of Operations. Please explain why it is that you do not consider these individuals to be officers and have not provided the required biographical disclosures under Regulation S-K.

Executive Compensation, page 54

34. Please revise your disclosure to include compensation for the year ended June 30, 2011.

Board Committee, page 54

35. You disclose that the members of each of your audit committee, compensation committee and governance committee are your sole two directors, Messrs. Wolfe and Simpson. Please explain why you have established these committees if you have your entire board of two non-independent directors on the committees. Please also disclose here that your sole directors are Messrs. Wolfe and Simpson and that they are not independent.

Certain Relationships and Related Transactions and Director Independence, page 55

36. Please disclose that you have no independent directors.

Security Ownership of Certain Beneficial Owners and Management, page 55

37. Please update this table to be as of the most recent practicable date.

Undertakings, page 57

38. Please remove your references to "small business issuer" in paragraph (4) and each subsection thereof. Please revise to use "registrant." See Item 512(a)(6) of Regulation S-K.

Signatures

39. Please sign the document as of a current date. The document is dated as of May 19, 2011 in one location and July 14, 2011 in another. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226